UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZEEKR Intelligent Technology Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.0002 per share

(Title of Class of Securities)

98923K103(1)

(CUSIP Number)

Mr. Cheung Chung Yan, David
Room 2301, 23rd Floor, Great Eagle Centre

23 Harbour Road,

Wan Chai, Hong Kong, PRC.

(852) 2598 3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP number assigned to the Ordinary Shares of the Issuer. CUSIP number 98923K103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZK.” Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP: 98923K103

1	Names of Reporting Persons Geely Automobile Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,668,996,860 Ordinary Shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,668,996,860 Ordinary Shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,996,860 Ordinary Shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 66.6% (2)
14	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 1,368,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in the British Virgin Islands wholly owned by this Reporting Person; and (ii) 300,000,000 Ordinary Shares being purchased by Luckview pursuant to the ZEEKR Sale and Purchase Agreement, details of which are set forth in Item 3.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 after taking into account the subsequent full exercise of over-allotment option). The ownership percentage of Geely Automobile Holdings Limited in certain releases and foreign regulatory filings was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer’s 2021 Share Incentive Plan.

CUSIP: 98923K103

1	Names of Reporting Persons Luckview Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,668,996,860 Ordinary Shares(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,668,996,860 Ordinary Shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,996,860 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 66.6% (2)
14	Type of Reporting Person (See Instructions) CO

(1)	Includes 300,000,000 Ordinary Shares being purchased by this Reporting Person pursuant to the ZEEKR Sale and Purchase Agreement, details of which are set forth in Item 3.

(2)	The percentage is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after taking into account the subsequent full exercise of over-allotment option). The ownership percentage of Geely Automobile Holdings Limited in certain releases and foreign regulatory filings was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer’s 2021 Share Incentive Plan.

CUSIP: 98923K103

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0002 per share (the “Ordinary Shares”), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China.

The Issuer’s American depositary shares (the “ADSs”), each representing ten Ordinary Shares, are listed on the New York Stock Exchange under the symbol “ZK.” Unless the context requires otherwise, references to “Ordinary Shares” or “Shares” in this Statement include Ordinary Shares underlying the issued and outstanding ADSs.

Item 2. Identity and Background.

This Statement is being filed by the following persons:

(1)	Geely Automobile Holdings Limited (“Geely Auto”), a Cayman Islands incorporated company with limited liability and listed on The Stock Exchange of Hong Kong under stock code “0175”; and

(2)	Luckview Group Limited (“Luckview”), a limited company incorporated in the British Virgin Islands.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to a Joint Filing Agreement dated hereof between the Reporting Persons (the “Joint Filing Agreement”), the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Geely Auto is principally engaged in the research and development, manufacturing and trading of automobiles, automobile parts and related automobile components, and investment holding. The business address of Geely Auto is Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong, PRC. Information regarding each director and executive officer of Geely Auto is set forth on Schedule I attached hereto. The single largest shareholder of Geely Auto is Zhejiang Geely Holding Group Co., Ltd, a PRC limited liability company (“Geely Holding”). Geely Holding is controlled by Shufu Li (“Mr. Li”), a director, the founder, and chairman of the Issuer.

Luckview is primarily engaged in investment holding. The business address of Luckview is P.O. Box 3152, Road Town, Tortola, British Virgin Islands. Information regarding each director and executive officer of Luckview is set forth on Schedule II attached hereto. Luckview is wholly owned by Geely Auto.

Mr. Li, Geely Holding and some other associates of Mr. Li may be deemed to beneficially own the subject shares reported in Item 4 below. They are separately filing a Schedule 13D with the Securities and Exchange Commission in respect of their respective beneficial ownerships in the Shares.

During the last five years, none of the Reporting Persons and their respective directors and officers identified in Schedule I and Schedule II has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 14, 2024, Luckview entered into a sale and purchase agreement (the “ZEEKR Sale and Purchase Agreement”) with Geely International (Hong Kong) Limited (“GIHK”), a wholly owned subsidiary of Geely Holding, pursuant to which GIHK has agreed to sell, and Luckview has agreed to buy, 300,000,000 Ordinary Shares (the “Sale Shares”) for an aggregate consideration of US$806,100,000, or US$26.87 per ADS (reflecting the 15-day volume weighted average price per ADS on the New York Stock Exchange for the 15-trading day period ending on (and including) the last trading day immediately prior to the date of the ZEEKR Sale and Purchase Agreement) (such transaction, the “Acquisition of ZEEKR Shares”), subject to the terms and conditions set forth therein. The consideration of the Acquisition of ZEEKR Shares will be funded by the internal cash reserve of Geely Auto and its subsidiaries.

CUSIP: 98923K103

The ZEEKR Sale and Purchase Agreement contains customary representations and warranties from each of GIHK (as seller) and Luckview (as buyer) and is subject to customary closing conditions for a transaction of this nature.

The description of the ZEEKR Sale and Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Luckview became a registered shareholder of the Issuer prior to the Issuer’s initial public offering of ADSs in the United States (the “ZEEKR IPO”) in May 2024. Immediately prior to the ZEEKR IPO, Luckview was the registered owner of 1,240,000,000 Ordinary Shares. In the ZEEKR IPO, Luckview subscribed for an additional 129,009,520 Ordinary Shares represented by 12,900,952 ADSs and disposed of 12,660 Ordinary Shares represented by 1,266 ADS on behalf of Geely Auto. The disposition was made to fulfill Geely Auto’s assured entitlement obligation to minority shareholders under the Listing Rules of The Stock Exchange of Hong Kong.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

This Statement is being filed in connection with the Acquisition of ZEEKR Shares. Taking into account the Reporting Persons’ existing holding in the Issuer and the Sale Shares subject to the ZEEKR Sale and Purchase Agreement, following the completion of the Acquisition of ZEEKR Shares, the Reporting Persons will have the power to control and/or dispose Shares representing approximately 66.6% of the total voting power in general shareholders meeting of the Issuer.

The purpose of the Acquisition of ZEEKR Shares is to further demonstrate support for the ZEEKR brand, simplify the Issuer’s shareholder structure and enhance influence over the Issuer’s strategic direction, thereby facilitating allocation of strategic resources and implementation of future plans, as well as strengthen equity control over the Issuer and help mitigate possible equity dilution in the future.

Additionally, as disclosed on the Form 6-K filed by the Issuer on November 14, 2024, on such date the Issuer entered into strategic integration transactions (the “Strategic Integration Transactions”) with certain other entities controlled by Mr. Li, including LYNK & CO Automotive Technology Co., Ltd. (“LYNK & CO”), a Chinese-foreign joint venture in China for which Geely Auto has a 50% indirect ownership interest. Upon the consummation of the Strategic Integration Transactions, LYNK & CO will be owned indirectly as to 51% by the Issuer and 49% by Geely Auto, respectively. The consummation of the Strategic Integration Transactions is subject to a number of contingencies that are beyond the control of the contract parties, including the approval by the independent shareholders of Geely Auto in accordance with the Listing Rules of The Stock Exchange of Hong Kong.

The descriptions of the Reporting Persons’ involvement in the Strategic Integration Transactions are qualified in their entirety by reference to Exhibits 99.3 and 99.4, which are incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP: 98923K103

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b). The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c). Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d). Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e). Not applicable.

Although Geely Auto is a listed company on The Hong Kong Stock Exchange and is managed separately from Mr. Li and his associates, the Reporting Persons, Mr. Li and his associates, and their respective affiliates may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act in respect of their respective interests in the Ordinary Shares (the “Geely Group”). The Geely Group may be deemed to beneficially own an aggregate of 1,950,996,860 Ordinary Shares, representing approximately 77.8% of the Shares issued and outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by other members of the Geely Group, to the extent such beneficial ownership would be attributable to the Reporting Persons.

The Shares reported on this Schedule 13D as being beneficially owned by the Reporting Persons have included the 300,000,000 Ordinary Shares being purchased in the ZEEKR Sale and Purchase Agreement. The Acquisition of the ZEEKR Shares has not been completed, is subject to customary closing conditions, and is expected to be completed in the first quarter of 2025.

The Reporting Persons note that releases and foreign regulatory filings of Geely Auto report their ownership percentage in the Issuer on a fully diluted basis, which results in percentages different from the amounts calculated in accordance with Rule 13d-3 under the Act. The ownership percentage of Geely Auto in those releases was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer’s 2021 Share Incentive Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	ZEEKR Sale and Purchase Agreement

99.3	LYNK & CO Equity Transfer Agreement

99.4	LYNK & CO Capital Injection Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Geely Automobile Holdings Limited

By:	/s/ Gui Sheng Yue
	Name:	Gui Sheng Yue
	Title:	CEO and executive director

Luckview Group Limited

By:	/s/ Gui Sheng Yue
	Name:	Gui Sheng Yue
	Title:	Director

SCHEDULE I

Directors and Executive Officers of Geely Auto

The names of the directors and the names and titles of the executive officers of Geely Auto and their principal occupations are set forth below. The business address of the directors and executive officers is Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong.

Name	Position	Present Principal Occupation	Citizenship	Shares Beneficially owned in the Issuer
Directors:
Li Shu Fu	Executive Director and Chairman of the Board	Management	Chinese	1,950,996,860
Li Dong Hui, Daniel	Executive Director and Vice Chairman of the Board	Management	Chinese	20,000,000
Gui Sheng Yue	Executive Director and Chief Executive Officer	Management	Chinese	10,000,000
Gan Jia Yue	Executive Director	Management	Chinese	4,350,000
Wei Mei	Executive Director	Management	Chinese	5,800,000
Mao Jian Ming, Moosa	Executive Director	Management	Chinese	0
An Qing Heng	Independent Non-executive Director	Director of the Advisory Committee of China Automotive Industry	Chinese	0
Wang Yang	Independent Non-executive Director	Partner of Primavera Capital Group	Chinese	0
Gao Jie	Independent Non-executive Director	CFO of Lightspeed China Partners	Chinese	0
Yu Li Ping, Jennifer	Independent Non-executive Director	Chairwoman and founding partner of Auster Capital Partners Limited	Chinese	0
Zhu Han Song	Independent Non-executive Director	Chairman of Seekers Capital (Jiangyin) Co., Ltd.	Chinese	0
Executive Officers:
Gui Sheng Yue	Executive Director and Chief Executive Officer	Management	Chinese	10,000,000

SCHEDULE II

Directors and Executive Officers of Luckview

The names of the directors and the names and titles of the executive officers of Luckview and their principal occupations are set forth below. The business address of the directors and executive officers is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Name	Position	Present Principal Occupation	Citizenship	Shares Beneficially owned in the Issuer
Directors:
Li Shu Fu	Director	Director	Chinese	1,950,996,860
Gui Sheng Yue	Director	Director	Chinese	10,000,000